Exhibit 99.5

01Q8LA 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold Form of Proxy - Annual Meeting to be held on June 16, 2021 virtually via live audio webcast online at https://web.lumiagm.com/497968536 This Form of Proxy is solicited by and on behalf of Management. .. VOTE BY PROXY USING THE TELEPHONE, FAX OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail is the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail, fax or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER .. 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). In addition, YOU MUST go to https://www.computershare.com/CIFinancial by 5:00 pm (Toronto time) on June 14, 2021 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you are required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of matter 1 or 2, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. 9. You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”. Proxies submitted must be received by 5:00 pm, Toronto Time, on June 14, 2021. You are receiving this Form of Proxy because you are a registered shareholder. Notes • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Virtually Attend the Meeting • You can attend the meeting virtually by visiting the URL provided on the back of this proxy. To Vote by Proxy Using the Telephone To Vote by Proxy Using the Internet • Complete, sign and date this Form of Proxy and fax it to: 1-866-249-7775 (toll free in Canada or the United States) or 416-263-9524 (outside Canada and the United States) To Vote by Proxy by Fax Holder Account Number Security Class 1-866-732-VOTE (8683) Toll Free

## Appointment of Proxyholder

I/We, being holder(s) of CI Financial Corp. hereby appoint: Kurt MacAlpine, CEO of CI Financial Corp. or, failing him, William T. Holland, Chairman of CI Financial Corp.

OR

**Print the name of the person you are appointing to vote on your behalf at the meeting if this person is someone other than Messrs. MacAlpine or Holland.**

**NOTE: If you are appointing a proxyholder other than Messrs. MacAlpine or Holland, you must return your proxy by mail or fax or vote by internet at www.investorvote.com. In addition, you MUST go to www.computershare.com/CIFinancial by 5:00 p.m. (ET) on June 14, 2021 and provide Computershare with the required information for your proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.**

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of CI Financial Corp. to be held as a virtual (online) only meeting by way of live audio webcast at https://web.lumiagm.com/497968536 on Wednesday, June 16, 2021 at 2:00 p.m. (Toronto time) and at any adjournment or postponement thereof.

**VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.**

### 1. Election of Directors

| | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| 01. William E. Butt | ☐ | ☐ | 02. Brigette Chang-Addorisio | ☐ | ☐ | 03. William T. Holland | ☐ | ☐ |
| 04. Kurt MacAlpine | ☐ | ☐ | 05. David P. Miller | ☐ | ☐ | 06. Tom P. Muir | ☐ | ☐ |
| 07. Sheila A. Murray | ☐ | ☐ | 08. Paul J. Perrow | ☐ | ☐ | | | |

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### 2. Appointment of Auditors

For ☐ Withhold ☐

To appoint Ernst & Young LLP as auditors for the ensuing year and authorize the directors to fix the auditors' remuneration.

### 3. Say on Executive Compensation

For ☐ Against ☐

Resolved that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Management Information Circular.

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Signature(s)

Date

**Authorized Signature(s) – This section must be completed for your instructions to be executed.**

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

DD / MM / YY

**Interim Financial Statements** – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

**Annual Financial Statements** – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. We encourage you not to mark this box in order to protect the environment and reduce costs. These documents are available online at www.cifinancial.com.

CIEQ 315177 AR1

01Q8MC